Exhibit 99.13

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

June 1, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 59,061,994

Western Wind Management Changes and Project Update

Western Wind Energy Corp. (TSX.V – “WND”) (the “Company”) is pleased to announce that Chris Thompson, C.A., CFO has been promoted to the position of Senior Vice President – Project Finance and Kevin Craig, C.A., Corporate Finance Manager has been promoted to Chief Financial Officer of the Company. Both appointments are effective June 1, 2011. Management has hired additional accounting professionals to supplement and support the rapidly expanding growth of Western Wind Energy.

10.5 MW Wind and Solar Project, Kingman, Arizona

On the Kingman Project, all of the wind turbines have now been fully erected and all of the solar panels have been delivered. Management expects online revenue to occur by the end of July or into August, 2011.

120 MW Windstar Wind Proj ect , Tehachapi, CA

On the Windstar Project, two-thirds of the foundations have been completed and many of the tower bases have been installed. Management is expecting initial online deliveries of power as early as October, 2011.

Updated photos can be viewed at the Company’s website at www.westernwindenergy.com.

Mr. Ciachurski, CEO of Western Wind states “With a 100% undivided interest in $340 million worth of new renewable projects under construction, we are extremely pleased with the current progress that Western Wind has made and are thankful to our employees, consultants, executives and stakeholders for this fine achievement.”

About Western Wind

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165 MW of net rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

For Inquires, please contact:
Lawrence Casse, Investor Relations
(416) 992-7227

alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.